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----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                   ----------------------------
|F  O  R  M   3|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                       INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0104|
                                                                                                        |Expires: September 30,1998|
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
(Print or Type Respones)                 Section 30(f) of the Investment Company Act 1940               ----------------------------
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|1.Name and Address of Reporting Person* |2.Date of Event        |4.Issuer Name and Ticker or Trading Symbol                       |
|                                        |  Requiring Statement  |                                                                 |
|      Gainor              Mark       J. |  (Month/Day/Year)     | Matria Healthcare, Inc.   (MATR)                                |
|----------------------------------------|                       |-----------------------------------------------------------------|
|      (Last)             (First)    (MI)|                       |5.Relationship of Reporting Person to  |6.If Amendment, Date of  |
|                                        |      01/19/1999       |  Issuer (Check all Applicable)        |  Original (Mon/Day/Year)|
|                                        |                       |                                       |                         |
|                                        |-----------------------| X Director           X 10% Owner      |         /  /            |
|  2205 Highway 42 North                 |3.IRS or Soc. Sec. No. |---                  ---               |-------------------------|
|----------------------------------------|  of Reporting Person  |                                       |7.Individual or Joint/   |
|      (Street)                          |  (Voluntary)          |   Officer              Other          |  Group Filing           |
|                                        |                       |---(give title below)---(Specify below)|  (Check Applicable Line)|
|                                        |                       |                                       | X  Form filed by One    |
|                                        |                       |                                       |--- Reporting Person     |
|                                        |                       |                                       |    Form filed by More   |
|    McDonough          GA        30253  |                       |                                       |--- than Reporting Person|
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)  |     TABLE I - Non-Derivative Securities Beneficially Owned                              |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security (Instr. 4)            |2.Amount of Securities       |3.Ownership   |4.Nature of Indirect Beneficial           |
|                                          |  Beneficially Owned         |  Form:       |  Ownership (Instr. 5)                    |
|                                          |  (Instr. 4)                 |  Direct (D)  |                                          |
|                                          |                             |  or Indirect |                                          |
|                                          |                             |  (I)(Instr.5)|                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
| 8% Series B Redeemable Preferred Stock   | 35,000 shares               |  I           | By LLC                                   |
|----------------------------------------------------------------------------------------------------------------------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)
    Potential persons who are to respond to the collection of information conatined in this form are not required    SEC 1473 (7-97)
    to respond unless the form displays a currently valid OMB control number.
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FORM 3 (continued)          TABLE II - Derivative Securities Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of Derivative     |2.Date Exercisable    |3.Title and Amount of Underlying      |4.Conversion |5.Ownership|6.Nature of    |
|  Security (Instr. 4)     |  and Expiration      |  Derivative Security (Instr. 4)      |  or         |  Form of  |  Indirect     |
|                          |  Date                |                                      |  Exercise   |  Deriv-   |  Beneficial   |
|                          |  (Month/Day/Year)    |                                      |  Price of   |  ative    |  Ownership    |
|                          |----------------------|--------------------------------------|  Derivative |  Security:|  (Instr. 5)   |
|                          |Date       |Expiration|                            |Amount or|  Security   |  Direct   |               |
|                          |Exercisable|Date      |           Title            |Number   |             |  (D) or   |               |
|                          |           |          |                            |of Shares|             |  Indirect |               |
|                          |           |          |                            |         |             |  (I)      |               |
|                          |           |          |                            |         |             |  (Instr.5)|               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|                          |           |          |                            |         |             |           |               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|4% Series A Convertible   | 01/19/1999|01/19/2009| Common Stock               |2,222,222|$4.50        | I         | By LLC        |
|Preferred Stock (right to |           |          |                            |         |             |           |               |
|convert)                  |           |          |                            |         |             |           |               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|Warrants to Purchase      | 01/19/1999|01/19/2009| Common Stock               |4,000,000|$3.00        | I         | By LLC        |
|Common Stock (right to    |           |          |                            |         |             |           |               |
|buy)                      |           |          |                            |         |             |           |               |
|----------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:

Explanatory  Note:  Mark  J.  Gainor  is a member of the management committee of Gainor  Medical  Management, LLC ("LLC").  LLC owns in excess of 10% of issuer's common  stock  on a when exercised or converted, fully-diluted basis.  LLC is a manager-managed limited liability  company  the  management  of  which  is  vested  in a three-person  management  committee.  As a member of the management committee of LLC,  Mr.  Gainor  shares  the  power  to  direct  the voting and disposition of Issuer's  securities held by LLC.  Mr.
Gainor disclaims beneficial ownership of the  securities beneficially owned by LLC except to the extent of his  pecuniary  interest.
More  specifically,  Mr.  Gainor  disclaims  ownership  of : 7,015 shares of the Issuer's  8% Series B Redeemable  Preferred  Stock,
445,422 shares of the Issuer's Common  Stock  issuable  upon conversion of the Issuer's 4%  Series  A  Convertible  Preferred Stock,
and 801,760 shares of the Issuer's Common Stock issuable upon exercise  of  the  Warrant  to  Purchase  Common  Stock.

**Intentional misstatements or omissions of facts constitute Federal     /s/ Mark J. Gainor                            01/27/1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        --------------------------------------------  ----------
                                                                             **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   PAGE: 2
                                                                                                                     SEC 1473 (7-97)
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